UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, September 17, 2015

In August 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In August 2015, Avianca Holdings and its subsidiaries carried 2,508,990 passengers,

a 6.6% increase over the same period in 2014

In August, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)(*) transported 2,508,990 passengers, up 6.6% compared to August 2014. Capacity, measured in ASKs (available seat kilometers), increased 8.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 7.0%. The load factor for the month was 81.8%.

Domestic markets in Colombia, Peru and Ecuador

In August, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,500,105 travelers, up 10.0% compared to August 2014. Capacity (ASKs) increased 9.0%, while passenger traffic (RPKs) increased 12.1%. As a result, the load factor for August was 80.2%.

International markets

In August, the affiliated airlines of Avianca Holdings transported 1,008,885 passengers on international routes, up 1.9% compared to August 2014, Capacity (ASKs) increased 8.2%, while passenger traffic (RPKs) increased 5.8%. As a result, the load factor for the month was 82.2%.

Operational Statistics	Aug-15	Aug-14	Δ YOY		YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,509	2,354	6.6%		18,689	17,137	9.1%
ASK (mm)[2]	3,941	3,637	8.4%		29,211	27,051	8.0%
RPK (mm)[3]	3,224	3,012	7.0%		23,345	21,482	8.7%
Load Factor[4]	81,8%	82,8%	-1.0	pp	79,9%	79,4%	0.5	pp

Domestic Market
PAX (K)[1]	1,500	1,364	10.0%		11,265	10,090	11.6%
ASK (mm)[2]	830	761	9.0%		6,498	5,702	14.0%
RPK (mm)[3]	666	594	12.1%		4,966	4,404	12.8%
Load Factor[4]	80,2%	78,0%	2.2	pp	76,4%	77,2%	-0.8	pp

International Market
PAX (K)[1]	1,009	990	1.9%		7,425	7,047	5.4%
ASK (mm)[2]	3,111	2,876	8.2%		22,712	21,348	6.4%
RPK (mm)[3]	2,558	2,418	5.8%		18,379	17,078	7.6%
Load Factor[4]	82,2%	84,1%	-1.9	pp	80,9%	80,0%	0.9	pp

1Pax: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca,com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs